Exhibit 99.1

AVG Announces October 2014 Extraordinary General Meeting of Shareholders

AMSTERDAM, Sep. 3, 2014 /PRNewswire/ — AVG Technologies N.V. (NYSE: AVG) today announced that an Extraordinary General Meeting of Shareholders of AVG (the EGM) in relation to the proposal to approve the acquisition of the business of WaveMarket Inc., doing business as Location Labs, will be held on 14 October 2014 at 09:30 a.m. CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam in the Netherlands. The record date for this EGM is 16 September 2014.

The notice and agenda of the EGM, including explanatory notes, shareholders’ circular, and the supplementary materials relating to the EGM and the proposed acquisition are all available free of charge at the Investor Relations page (Shareholders Meeting section under Corporate Governance) of AVG’s website at http://investors.avg.com. The notice and agenda of the EGM and the shareholders’ circular (which have been filed with the SEC on a Form 6-K) are also available on the SEC’s website at www.sec.gov. Interested parties may request a complimentary paper copy of any of the foregoing documents by contacting AVG’s investor relations department.

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About AVG

AVG is the online security company providing leading software and services to secure devices, data and people. AVG has 182 million active users as of June 30, 2014, using AVG’s products and services including Internet security, performance optimization, and personal privacy and identity protection. By choosing AVG’s products, users become part of a trusted global community that engages directly with AVG to provide feedback and offer mutual support to other customers.

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CONTACT: Erica Abrams, The Blueshirt Group for AVG, 415-217-5864,

erica@blueshirtgroup.com